FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated May 7, 2008 entitled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2009 (‘1Q09’)”

FOR IMMEDIATE RELEASE

Market Cap: P$7.3 billion

May 7, 2009

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated first

quarter results for fiscal year 2009 (‘1Q09’)*

•	Consolidated Net Revenues amounted to P$2,829 million (+14% vs. 1Q08): Mobile business in Argentina 16% vs. 1Q08; Internet +49% vs. 1Q08.

•	Mobile subscribers: 15.0 million (+19% vs. 1Q08); Broadband subscribers: 1.1 million (+27% vs. 1Q08); Fixed lines in service: 4.3 million (+2% vs. 1Q08).

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$917 million (+4% vs. 1Q08), 32.4% of Net Revenues. Growth was fueled by mobile services in Argentina.

•	Operating Profit amounted to P$625 million (+17% vs. 1Q08), 22% of Net Revenues.

•	Net Income reached P$329 million (+21% vs. 1Q08).

•	Investments (excluding materials) totaled P$234 million.

•

Net Financial Debt (before NPV effect) reached P$562 million (-P$1,104 million vs. 1Q08). Net Financial Debt to OPBDA ratio declined from 0.5x as of the end of March 2008 to 0.2x as of the end of March 2009.

	As of March 31
	2009	2008	Δ $	Δ %
Consolidated Net Revenues (in MM P$)	2.829	2.480	349	14%
Voice, Data & Internet	979	863	116	13%
Mobile	1.850	1.617	233	14%
Operating Profit before D&A (in MM P$)	917	879	38	4%
Operating Profit (in MM P$)	625	534	91	17%
Net Income (in MM P$)	329	272	57	21%
Shareholder’s equity (in MM P$)	4.353	3.328	1.025	31%
Net Financial Debt - Before NPV effect (in MM P$)	562	1.666	-1.104	-66%
CAPEX (in MM P$)	234	248	(14)	-6%
Lines in service (Fixed lines -in thousands)	4.306	4.224	81	2%
Mobile customers (in thousands)	15.002	12.575	2.427	19%
Personal (Argentina)	13.171	10.882	2.289	21%
Núcleo (Paraguay)	1.831	1.693	138	8%
Broadband customers (in thousands)	1.068	841	228	27%

*	Non audited financial data

1	www.telecom.com.ar

Buenos Aires, May 7, 2009 – Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$329 million for the first quarter ended March 31, 2009 or +21% when compared to same period of the previous year.

	1Q09	1Q08	Δ $	Δ %
Net Revenues (MMP$)	2.829	2.480	349	14%
Net Income (MMP$)	329	272	57	21%
Earnings per Share (P$)	0,33	0,28	0,06
Earnings per ADR (P$)	1,67	1,38	0,29
OPBDA *	32%	35%
Operating Profit *	22%	22%
Net Income*	12%	11%

*	As a percentage of Net Revenues

During 1Q09, Consolidated Net Revenues increased by 14% (+P$349 million vs. 1Q08) to P$2,829 million, mainly fueled by the Mobile and Broadband businesses. Moreover, operating profit increased by 17% (+P$91 million vs. 1Q08) to P$625 million.

Consolidated Operating Revenues

Fixed Telephony (Voice, Data Transmission & Internet)

During the first quarter of 2009, revenues generated by these services amounted to P$979 million, +13% vs. 1Q08, where Internet revenues have grown the most in relative terms (+49% vs. 1Q08).

Voice

Total Revenues for this service reached P$684 million in 1Q09 (+5% vs. 1Q08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$11 million, or 6% vs. 1Q08, to P$207 million, as a consequence of a higher number of lines in service (+2%), which reached more than 4.3 million lines, and 14% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$307 million, an increase of 5% vs. 1Q08, as a consequence of a slight decrease in volume in local traffic (-6% vs. 1Q08) and in national long distance traffic (-5% vs. 1Q08) affected by the mobile substitution. Otherwise, international traffic continued growing (+3% vs. 1Q08).

Interconnection revenues amounted to P$109 million (+16% vs. 1Q08), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues reached P$61 million (-10% vs. 1Q08). This evolution is principally the consequence of a decrease in Public Telephony revenues (-P$8 million or -31% vs. 1Q08).

2	www.telecom.com.ar

Data Transmission and Internet

Data transmission revenues amounted to P$60 million (+11% vs. 1Q08), generated by the offering of new solutions to the corporate market geared towards addressing internal necessities related to infrastructure. This has enhanced its position as an integrated provider of innovative ICT solutions (connectivity, housing and hosting).

Revenues related to Internet reached P$235 million (+77 million or 49% vs. 1Q08), mainly due to the substantial expansion of broadband service, driven by better network coverage, commercial promotions and innovation of the service portfolio.

As of March 31, 2009, Telecom reached 1.1 million ADSL customers (+27% vs. 1Q08). Lines with these types of connections represent approximately 25% of Telecom’s fixed-lines in service.

Data Transmission and Internet both increased their contribution to net consolidated revenues reaching 10% participation and representing 30% of the fixed telephony segment revenues.

Mobile Services

During the quarter, clients have significantly increased reaching 15 million subscribers as of the end of March 2009 representing an increase of 0.6 million since December 2008 and 2.4 million since March 2008.

During 1Q09, net revenues reached P$1,850 million (+14% vs. 1Q08).

Telecom Personal in Argentina

As of the end of March 2009, Personal reached 13.2 million subscribers in Argentina (+2.3 million, or +21% vs. 1Q08) that allowed the Company to enhance its market position and strengthens its potential for future revenues growth. The strong increase in net additions (+0.6 million subscribers since December 2008) was sustained (vs. +0.2 million net additions in 1Q08).

Approximately 67% of the overall subscriber base is prepaid and 33% is postpaid (including “cuentas claras” plans).

Revenues totaled P$1,757 million (+P$247 million or +16% vs. 1Q08), sustained by the increase in overall voice traffic minutes by 22% vs. 1Q08 and in value-added services (VAS). The VAS increased 28% vs. 1Q08 and represented 31% of service revenues that reached P$1,596 million (17% vs. 1Q08). In particular, SMS traffic rose to a monthly average of 990 million messages in 1Q08 to 2,470 million (+149% vs. 1Q08) preserving service quality levels.

As a consequence of traffic and the higher usage of value-added services, the Average Monthly Revenue per User (“ARPU”) was stable around P$40 in 1Q09, the same level as 1Q08.

3	www.telecom.com.ar

Personal´s contribution to consolidated margins has improved since 1Q08 despite its commercial activity centered in the expansion of its subscriber base and the retention efforts to the high-value segment.

Furthermore, the first Mobile WI-FI service with 3G technology was launched, as well as together with Microsoft and Gemalto, the SIM Messenger, allowing clients the access to Windows Live Messenger from their handsets, independently of which mobile device or plan they have. All these actions were focused on the strategy of enabling services to leverage the increase in VAS.

Telecom Personal in Paraguay

By the end of March 2009, Nucleo´s subscriber base reached approximately 1.8 million customers (+8% vs. 1Q08). Prepaid and Postpaid customers represented 90% and 10%, respectively.

Personal’s controlled subsidiary generated revenues equivalent to P$93 million during 1Q09 (-13% vs. 1Q08).

The global crisis affected the Paraguayan economy, where the lower level of activity and depreciation of its currency affected Nucleo´s operations.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$2,204 million in 1Q09, which represents an increase of P$258 million, or +13%, vs. 1Q08. This increase in costs is a consequence of the increase in revenues, inflationary effects on the costs structure, and higher expenses related to the competition in the Mobile and internet businesses.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$317million (+17% vs. 1Q08), affected by increases in salaries agreed in 2008 and social security imposed by law. Regarding personnel, the decrease in fixed segment (-379 employees vs. 1Q08) was compensated by the incorporation of 269 employees in the same period in the mobile segment. The total headcount at the end of 1Q09 reached 15.309 employees.

- Taxes reached P$228 million (+15% vs. 1Q08), influenced mainly by higher rates in turnover taxes and higher volume of revenues.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$365 million (+14% vs. 1Q08) generated by higher traffic between mobile operators that accompany the increase in revenues.

4	www.telecom.com.ar

- Agents, prepaid card commissions and other commissions were P$240 million (+14% vs. 1Q08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as a higher volume of revenues was registered.

- Advertising amounted to P$78 million (+7% vs. 1Q08) oriented towards supporting the commercial activity in mobile services and Internet, and to strengthen the brand position of the Telecom Group.

- Cost of handsets sold totaled P$263 million (+31% vs. 1Q08) mainly due to an increase in net additions and in the number of upgraded terminals.

- Depreciation of Fixed and Intangible Assets reached P$292 million (-15% vs. 1Q08). Fixed-line telephony totaled P$189 million (-2% vs. 1Q08) and mobile services P$103 million (-33% vs. 1Q08), as TDMA technology depreciation charges ended in March 2008.

- Others Costs (includes maintenance, materials and supplies, fees for services, bad debt expense, cost of directories publishing, transportation and freight, insurance, energy, water and others, rental expense and international and satellite connectivity) totaled P$421 million (+28% vs. 1Q08). This increase was due to the inflationary effects on related services and higher contingencies for bad debt expenses.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$94 million, an increase of P$34 million vs. 1Q08. This was due to the loss registered in foreign currency exchange (+P$82 million vs. 1Q08), compensated to lower net interest (-P$30 million vs. 1Q08) and the positive effect of holding results generated by inventories (+P$19 million vs. 1Q08).

Consolidated Net Financial Debt

As of March 31, 2009, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments for Notes) amounted to P$562 million, a reduction of P$1,104 million as compared to March 2008 and P$350 million when compared to December 2008.

During 1Q09, Personal purchased a nominal amount of US$8.77 million Series 3 Notes due 2010. Furthermore, during April 2009 Telecom Argentina purchased Notes in an aggregate principal nominal amount of Euros 18.5 million of Telecom’s Series A Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 6.97 million). The Notes acquired were cancelled according to the terms and conditions of the Indenture.

On April 15, 2009, Telecom Argentina made, together with the corresponded interest payment, a principal mandatory payment of Notes in the amount of U$S 40 million (U$S 29 million in principal and U$S 11 million in interests), with the excess cash as of December 31, 2008.

Nucleo has refinanced its debt, in local currency, with a maturity between 9 months and 2 years.

5	www.telecom.com.ar

Consolidated Capital Expenditures

During 1Q09, the Company invested P$234 million (excluding materials), in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses (P$126 million) and mobile services (P$108 million). In relative terms, capex reached 8% of the revenues.

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

Other Initiatives

During the period, Telecom Argentina was selected by “Banco Patagonia” to update is communication services in voice and data. The solution includes a data net transmission in MPLS to interconnect four central buildings of the bank, offices and call center positions.

Otherwise, Telecom Argentina continued enhancing its leader position in the country with world class data center solutions through the incorporation of an intelligent platform to improve network security.

Recent relevant Matters

The Ordinary Shareholder´s Meeting of Telecom Personal approved last March 31, 2009, a dividend payment of P$730 million.

Moreover, the Court of Appeals in Commercial Matters N°2 resolved to provisionally suspend the Ordinary and Extraordinary Telecom Argentina Shareholders meeting scheduled to be held on April 28, 2009.

***********

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2009, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448	Horacio Nicolás del Campo 54-11-4968-6236

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Presidente

7	www.telecom.com.ar

Consolidated information

FIRST QUARTER - FISCAL YEAR 2009

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

	Mar-31 2009	Dec-31 2008	Δ $	Δ %
Cash, equivalents and investments	1.552	1.125	427	38%
Trade receivables	975	1.009	(34)	-3%
Other current assets	491	458	33	7%

TOTAL CURRENT ASSETS	3.018	2.592	426	16%

Fixed & Intangible assets	6.932	6.960	(28)	0%
Other non-current assets	76	97	(21)	-22%

TOTAL NON-CURRENT ASSETS	7.008	7.057	(49)	-1%

TOTAL ASSETS	10.026	9.649	377	4%

Accounts payable	1.603	1.769	(166)	-9%
Loans	1.440	1.355	85	6%
Reserves	34	36	(2)	-6%
Other current liabilities	1.022	901	121	13%

TOTAL CURRENT LIABILITIES	4.099	4.061	38	1%

Accounts payable	28	27	1	4%
Loans	710	688	22	3%
Reserves	286	319	(33)	-10%
Other non-current liabilities	478	453	25	6%

TOTAL NON-CURRENT LIABILITIES	1.502	1.487	15	1%

TOTAL LIABILITIES	5.601	5.548	53	1%

Minority Interest	72	81	(9)	-11%
Shareholders’ equity	4.353	4.020	333	8%

TOTAL LIABILITIES AND EQUITY	10.026	9.649	377	4%

2- Consolidated Loans

	Mar-31 2009	Dec-31 2008	Δ $	Δ %
Corporate Bonds	1.289	1.255	34	3%
Banks and others	86	89	(3)	-3%
Accrued interest	58	20	38	190%
Derivatives	22	—	22	—

TOTAL CURRENT LOANS	1.455	1.364	91	7%

Corporate Bonds	710	688	22	3%

TOTAL NON-CURRENT LOANS	710	688	22	3%

TOTAL LOANS (without NPV effect)	2.165	2.052	113	6%

Derivatives valuation effect for notes (Other Current Credits)	43	9	34	378%
Cash and cash equivalents	1.560	1.131	429	38%

NET FINANCIAL DEBT (without NPV effect)	562	912	(350)	-38%

8	www.telecom.com.ar

3- Consolidated Income Statement

Three Months Comparison

	Mar-31 2009	Mar-31 2008	Δ $	Δ %
Net revenues	2.829	2.480	349	14%
Cost of services provided	(1.439)	(1.302)	(137)	11%

GROSS PROFIT	1.390	1.178	212	18%

Administrative expenses	(94)	(84)	(10)	12%
Selling expenses	(671)	(560)	(111)	20%

OPERATING PROFIT	625	534	91	17%

Financial and holding results	(94)	(60)	(34)	57%
Other expenses, net	—	(47)	47	-100%

RESULTS FROM ORDINARY OPERATIONS	531	427	104	24%

Taxes on income	(201)	(149)	(52)	35%
Minority interest	(1)	(6)	5	-83%

NET INCOME BEFORE DISCONTINUED OPERATIONS	329	272	57	21%

NET INCOME	329	272	57	21%

OPERATING (LOSS)/PROFIT BEFORE D & A	917	879	38	4%
As a % of Net Revenues	32,4%	35,4%

	Mar-31 2009	Mar-31 2008	Δ $	Δ %
Financial and Holding results
Financial results generated by assets
Interest on short term investments	25	26	(1)	-4%
Foreign currency exchange gains	49	13	36	277%
Holding results generated by inventories	12	(7)	19	-271%
Other financial results	4	—	4	—

Total Financial results generated by assets	90	32	58	181%

Financial results generated by liabilities
Interest	(39)	(70)	31	-44%
Foreign currency exchange losses	(142)	(24)	(118)	492%
Others	(3)	2	(5)	-250%

Total Financial results generated by liabilities	(184)	(92)	(92)	100%

TOTAL FINANCIAL AND HOLDING RESULTS	(94)	(60)	(34)	57%

4- Consolidated Revenues Breakdown Three Months Comparison

	Mar-31 2009	Mar-31 2008	Δ $	Δ %
Fixed Telephony	609	585	24	4%

Measured service Local	112	109	3	3%
Measured service DLD	120	118	2	2%
Monthly charges	207	196	11	6%
Public telephones	18	26	(8)	-31%
Interconnection	109	94	15	16%
Others	43	42	1	2%

International Telephony	75	66	9	14%

Data transmission & Internet	295	212	83	39%

Data	60	54	6	11%
Internet	235	158	77	49%
Measured service	13	13	—	0%
Monthly charges	221	144	77	53%
Modems	1	1	—	0%

MobileTelephony	1.850	1.617	233	14%

Telecom Personal	1.757	1.510	247	16%

Monthly fee and measured service	399	322	77	24%
Pre-paid card	259	216	43	20%
Calling Party Pays	136	134	2	1%
TLRD *	193	184	9	5%
VAS	502	392	110	28%
Handset sales	161	149	12	8%
Others	107	113	(6)	-5%

Núcleo	93	107	(14)	-13%

Monthly fee and measured service	15	16	(1)	-6%
Pre-paid card	47	55	(8)	-15%
Calling Party Pays	3	8	(5)	-63%
TLRD *	9	14	(5)	-36%
VAS	6	5	1	20%
Handset sales	2	2	—	0%
Others	11	7	4	57%

TOTAL NET REVENUES	2.829	2.480	349	14%

*	Charges for the temination of calls of the cellular operators.

9	www.telecom.com.ar

5- Consolidated Income Statement by segments
Three Month Period - Fiscal Year 2009
(In million of Argentine pesos)

	Segments			Variation vs 1Q08
	Voice, Data and Internet	Cellular Telephony	Consolidated	Δ $	Δ %
NET REVENUES	979	1.850	2.829	349	14%

Salaries and social security contributions	(246)	(71)	(317)	(47)	17%
Taxes	(59)	(169)	(228)	(29)	15%
Materials and supplies	(94)	(42)	(136)	(17)	14%
Doubtful accounts	(13)	(26)	(39)	(27)	225%
Interconnection cost	(43)	—	(43)	(4)	10%
Settlement charges	(47)	—	(47)	(14)	42%
Lease of lines and circuits	(20)	(23)	(43)	(14)	48%
Service fees	(47)	(59)	(106)	(18)	20%
Advertising	(28)	(50)	(78)	(5)	7%
Agent, Prepaid card commissions and other commissions	(21)	(219)	(240)	(30)	14%
Cost of voice, data and cellular handsets	(9)	(254)	(263)	(62)	31%
Roaming and TLRD	—	(232)	(232)	(13)	6%
Others	(74)	(66)	(140)	(31)	28%

Operating Profit before D&A	278	639	917	38	4%

Depreciation of fixed assets	(185)	(102)	(287)	53	-16%
Amortization of intangible assets	(4)	(1)	(5)	—	0%

OPERATING RESULTS	89	536	625	91	17%

FINANCIAL AND HOLDING INCOME	(50)	(44)	(94)	(34)	57%
OTHER EXPENSES, NET	20	(20)	—	47	-100%

INCOME FROM ORDINARY OPERATIONS	59	472	531	104	24%

Taxes on income	(91)	(110)	(201)	(52)	35%
Minority interest	—	(1)	(1)	5	-83%

NET INCOME BEFORE DISCONTINUED OPERATIONS	(32)	361	329	57	21%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—	—

NET INCOME	(32)	361	329	57	21%

6- Consolidated Income Statement by segments
Three Month Period - Fiscal Year 2008
(In million of Argentine pesos)
	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	863	1.617	2.480

Salaries and social security contributions	(207)	(63)	(270)
Taxes	(60)	(139)	(199)
Materials and supplies	(79)	(40)	(119)
Doubtful accounts	1	(13)	(12)
Interconnection cost	(39)	—	(39)
Settlement charges	(33)	—	(33)
Lease of lines and circuits	(15)	(14)	(29)
Service fees	(42)	(46)	(88)
Advertising	(13)	(60)	(73)
Agent, Prepaid card commissions and other commissions	(21)	(189)	(210)
Cost of voice, data and cellular handsets	(12)	(189)	(201)
Roaming and TLRD	—	(219)	(219)
Others	(55)	(54)	(109)

Operating Profit before D&A	288	591	879

Depreciation of fixed assets	(188)	(152)	(340)
Amortization of intangible assets	(4)	(1)	(5)

OPERATING RESULTS	96	438	534

FINANCIAL AND HOLDING INCOME	(47)	(13)	(60)
Other expenses, Net	(35)	(12)	(47)

INCOME FROM ORDINARY OPERATIONS	14	413	427

Taxes on income	(47)	(102)	(149)
Minority interest	—	(6)	(6)

NET INCOME BEFORE DISCONTINUED OPERATIONS	(33)	305	272

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—

NET INCOME	(33)	305	272

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

FIRST QUARTER - FISCAL YEAR 2009

(In millions of Argentine pesos)

7- Balance Sheet
	Mar-31 2009	Dec-31 2008	Δ $	Δ %
Cash, equivalents and investments	728	571	157	27%
Trade receivables	518	487	31	6%
Other current assets	856	83	773	931%

TOTAL CURRENT ASSETS	2.102	1.141	961	84%

Other Trade receivables	39	55	(16)	-29%
Fixed & Intangible assets	4.157	4.069	88	2%
Investments	1.172	1.825	(653)	-36%
Other non-current assets	3	3	—	0%

TOTAL NON-CURRENT ASSETS	5.371	5.952	(581)	-10%

TOTAL ASSETS	7.473	7.093	380	5%

Accounts payable	750	813	(63)	-8%
Loans	1.335	1.263	72	6%
Reserves	22	25	(3)	-12%
Other current liabilities	325	290	35	12%

TOTAL CURRENT LIABILITIES	2.432	2.391	41	2%

Accounts payable	28	27	1	4%
Compensation and social benefits payable	79	82	(3)	-4%
Taxes Payable	240	212	28	13%
Others liabilities	132	116	16	14%
Reserves	209	245	(36)	-15%

TOTAL NON-CURRENT LIABILITIES	688	682	6	1%

TOTAL LIABILITIES	3.120	3.073	47	2%

Shareholders’ equity	4.353	4.020	333	8%

TOTAL LIABILITIES AND EQUITY	7.473	7.093	380	5%

8- Income Statement

Three Months Comparison
	Mar-31 2009	Mar-31 2008	Δ $	Δ %
Net revenues	1.142	996	146	15%
Cost of services provided	(604)	(535)	(69)	-13%

GROSS PROFIT	538	461	77	17%

Administrative expenses	(63)	(51)	(12)	-24%
Selling expenses	(227)	(183)	(44)	-24%

OPERATING PROFIT	248	227	21	9%

Equity income from related companies	201	173	28	16%
Financial & holding results	(50)	(46)	(4)	-9%
Other incomes & expenses net	20	(35)	55	157%

RESULTS FROM ORDINARY OPERATIONS	419	319	100	31%

Taxes on income	(90)	(47)	(43)	91%

NET INCOME BEFORE DISCONTINUED OPERATIONS	329	272	57	21%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—

NET INCOME	329	272	57	21%

Operating Profit before D&A	436	418	18	4%
As a % of Net Revenues	38,2%	42,0%

	Mar-31 2009	Mar-31 2008	Δ $	Δ %
Financial and Holding results
Financial results generated by assets
Interest on short term investments	10	19	(9)	-47%
Foreign currency exchange gains	25	10	15	150%
Other financial results	1	—	1	—

Total Financial results generated by assets	36	29	7	24%

Financial results generated by liabilities
Interest	(20)	(49)	29	-59%
Others	(66)	(26)	(40)	154%

Total Financial results generated by liabilities	(86)	(75)	(11)	15%

TOTAL FINANCIAL AND HOLDING RESULTS	(50)	(46)	(4)	9%

11	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 8, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors